CONFIDENTIAL VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

April 20, 2016

Via Hand Delivery

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:                             Progressive Waste Solutions Ltd.

Amendment No. 1 to Registration Statement on Form F-4

Filed April 1, 2016

File No. 333-209896

Dear Mr. Ingram:

On behalf of our client, Progressive Waste Solutions Ltd. (the “Company”), please find below a response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated to us on April 19, 2016 with regard to Amendment No. 1 to the Registration Statement on Form F-4 filed on April 1, 2016 (the “Registration Statement”).

The Company is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 2”), which includes revisions to the Registration Statement in response to the Staff’s comments below.  In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with five copies of Amendment No. 2 marked to indicate changes from the Registration Statement filed on April 1, 2016.

Set forth below in bold are comments from the Staff’s letter.  Immediately below each of the Staff’s comments is the Company’s response to that comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.

Mr. Jay Ingram

Legal Branch Chief

April 20, 2016

General

1.             We are continuing to evaluate your response to comment two in our letter dated March 29, 2016.

Response: Upon guidance received from the Staff during a telephonic conversation held on April 20, 2016, the disclosure has been revised on page 107 of Amendment No. 2, the consent of Weil, Gotshal & Manges LLP has been provided as Exhibit 23.4 and the consent of Locke Lord LLP has been provided as Exhibit 23.5.

2.             We note that one of the conditions to the merger is that there is no change to the Internal Revenue Code that will have “a material limitation on the ability to deduct for U.S. federal income tax purposes interest on any current or reasonably anticipated debt obligation… of Waste Connections… or any of its subsidiaries.” Further, we note that on April 5, 2016, Waste Connections filed a Form 425 and Progressive Waste filed a Form 6-K to indicate that based on an initial review of the U.S. Department of Treasury’s proposed tax regulations issued on April 4, 2016 that the “the companies believe that the proposed regulations could have an impact of less than 3% of the combined company expected Year 1 adjusted free cash flow.” In your amended registration statement, please discuss the potential impact of these proposed regulations on the merger, and also disclose why the companies believe that these proposed regulations will only impact first year free cash flows by 3%.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 33 of Amendment No. 2.

Unaudited Pro Forma Combined Financial Information, page 123

3.             In discussing the $8,084 tax benefit on $1,987 pro forma income before taxes, you state it does not reflect potential post-acquisition tax strategies expected to result in tax savings to the combined company. The predominance of the disclosure regarding potential additional tax savings could suggest you expect tax benefits at a rate even beyond the tax benefit of 407% of pro forma income. Please provide a more general discussion of the inverse relationship of pro forma income tax benefit of 407% of pro forma income and the limitations of this pro forma information. Clarify, if true, that the combined pro forma tax benefit is not a useful indicator of future results and provide or refer to a discussion of your known expectations.

Response:  In response to the Staff’s comment, the disclosure has been revised on page 138 of Amendment No. 2. With respect to the Staff’s comment that Progressive “refer to a discussion of [its] known expectations”, we respectfully refer the Staff to the third paragraph of the disclosure in note 7.e to the Unaudited Pro Forma Combined Financial Information, which discloses

Mr. Jay Ingram

Legal Branch Chief

April 20, 2016

Progressive’s expectation that while post-merger activities are expected to result in tax savings to the combined company, such activities have not yet been determined and are, therefore, not factually supportable for the purpose of incorporation into the pro forma financial information.

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If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8961 or send me an e-mail (matthew.gilroy@weil.com).

Sincerely,

/s/ Matthew J. Gilroy
Matthew J. Gilroy

cc:                                Loreto Grimaldi

Executive Vice President

and Chief Legal Officer

Progressive Waste Solutions Ltd.